Code of Ethics for

Principal Executive Officers and Senior Financial Officers

The Code of Business Conduct and Ethics (the “Code”) of Virtual Medical Centre, Inc. (“VMC” or the “Company”) sets forth the ethical foundations for all Company activities and relationships. The Code governs legal compliance, conflicts of interest, and other Company policies and applies to all employees, officers and directors. In addition to their obligations under the Code, the Company’s Board of Directors (the “Board”) has adopted the following Code of Ethics to apply to the Company’s Chief Executive Officer, Chief Financial Officer, and other senior executive and financial officers (collectively, the “Senior Officers”).

1.
Every Senior Officer is expected and required to act with integrity. Integrity requires, among other things, being honest and candid. As with all Company employees, Senior Officers shall act ethically in all endeavors and always exercise the best judgment.

2.
Senior Officers must strive to comply with both the letter and the spirit of all applicable laws, rules, regulations, codes, and standards of ethics, including insider trading laws. Transactions in VMC securities are governed by the Company’s Insider Trading and Information Disclosure Policy Statement, in addition to our Code.

3.
Senior Officers are responsible for the full, fair, accurate, timely, and understandable disclosure in all reports and documents filed, furnished, or submitted by the Company to the Securities and Exchange Commission, as well as in all other public communications made by the Company. This includes any disclosures made to any federal or state authority, stock market, shareholders, employees and the general public. The Company’s accounting and corporate records must be maintained in a manner consistent with all applicable laws, and all records must accurately reflect the underlying information or transactions and must not contain any false or misleading entries. All accounting and corporate records are subject to both internal and external audits, and full cooperation is expected with respect to any audit that may be conducted.

4.
In the performance of their duties, Senior Officers are prohibited from knowingly misrepresenting facts. Senior Officers will be considered to have knowingly misrepresented facts if they knowingly (i) make, or permit or direct another to make, materially false or misleading entries in an entity’s financial statements or records, (ii) fail to correct materially false and misleading financial statements or records, (iii) sign, or permit another to sign, a document containing materially false and misleading information or (iv) falsely respond, or fail to respond, to specific inquiries of the Company’s external auditors.

5.
Senior Officers are responsible for establishing and maintaining the Company’s system of internal financial controls and procedures to ensure that financial information is properly recorded, processed and transmitted. Furthermore, Senior Officers are responsible for following and upholding this Code of Ethics. A Senior Officer shall promptly the full Board of Directors, with any information he or she may have concerning:

a.
Any weakness or deficiency in the Company’s internal controls or procedures which would or could reasonably be expected to adversely affect the Company’s ability to record, process, summarize, report, collect or account for financial data;

b.	Any fraud, regardless of severity or materiality, that involves management or other employees who have a major role in the Company’s financial reporting, internal controls or disclosures;

c.
Any violation of federal or state securities law or any other law, rule, or regulation applicable to the Company and its operations, by the Company or any employee, officer, director, consultant, contractor or agent;

d.
Any unethical, dishonest, or illegal behavior or actions which violate the Code, this Code of Ethics, or other Company policy involving any employee, director, or officer with a significant role in the Company’s financial reporting, disclosures or internal controls;

e.	Any violation of the Code or this Code of Ethics by a Senior Officer; and

f.	Any violation of the Code or this Code of Ethics regarding an actual or apparent conflict of interest.

6.	The Company will not allow any retaliation against a director, officer or employee who acts in good faith in reporting any such violation or suspected violation.

7.
Senior Officers must avoid conflicts of interest. At no point should a Senior Officer directly or indirectly compete with the Company, either in a public or private manner. No Senior Officer shall permit a Company business transaction to be influenced, or even appear to be influenced, by personal, family or other private interests. No Senior Officer shall disrupt any existing or proposed Company business or contractual relationship, nor shall any Senior Officer engage in activities or conduct contrary to the best interests of the Company and its stockholders. Senior Officers may not receive gifts that may influence or appear to influence their actions and duties for the Company nor compensation for work for the Company from non-Company sources. Senior Officers may not use Company resources for non-incidental personal use.

8.
Senior Officers must maintain the confidentiality of all information about the Company, regardless of the source. Confidential information, for the purposes of this Code of Ethics, includes all non-public information relating to the Company, its business, operations, financial information, technology and other intellectual assets, customers, partners, suppliers and stockholders.

9.
The Board of Directors, or its designated agents, has the responsibility for determining the appropriate remedial, disciplinary and other actions to be taken in the event of a violation of this Code of Ethics by a Senior Officer. In determining the action appropriate for a particular case, the Board of Directors or its designees shall consider all relevant information, including the circumstances surrounding the violation, the nature and severity of the violation, whether the violation appears to be intentional, whether the individual in question had been advised prior to the violation as to the proper course of action to be taken under this Code of Ethics, and whether the violator is a repeat offender under this Code of Ethics.

10.	Senior Officers should promote ethical behavior and foster a culture of ethical compliance. Officers should encourage an environment in which the Company:

a.	Fosters communication between employees, managers and senior management about the best courses of action in a particular situation;

b.	Encourages employees to report any violations of laws, rules and regulations to appropriate personnel; and

c.	Prohibits retaliation by any employee, manager, officer or director in response to a report of a violation made in good faith.

11.
No waivers of any provision of this Code may be made except by the Board of Directors. Only the Board of Directors may amend this Code. Any waiver or amendment shall be reported as required by law or regulation. You understand that any violation of this Code can lead to disciplinary action including termination.

Adopted and approved by the Board of Directors on October 12, 2010.

Wayne Hughes
Managing Director